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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE TO/A

             Tender Offer Statement under Section 14(d)1 or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 2

                         Wesley Jessen VisionCare, Inc.
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                            (Name of Subject Company)

                             Dylan Acquisition Inc.
                           Bausch & Lomb Incorporated
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                        (Name of Filing Person - Offeror)

                     Common Stock, Par Value $0.01 Per Share
                         Preferred Share Purchase Rights
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                         (Title of Class of Securities)

                                    951018100
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                      (CUSIP Number of Class of Securities)

                                Robert B. Stiles
                    Senior Vice President and General Counsel
                           Bausch & Lomb Incorporated
                             One Bausch & Lomb Place
                         Rochester, New York 14604-2701
                            Telephone: (716) 338-6000
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           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                              Steven A. Cohen, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000
              _____________________________________________________

                            CALCULATION OF FILING FEE

           Transaction Valuation*                         Amount of Filing Fee

                $691,664,108                                    $138,333

* Based on the offer to purchase all of the outstanding shares of common stock of Wesley Jessen at a purchase price of $34.00 cash per share, 18,175,585 shares issued and outstanding, less 555,498 treasury shares, and outstanding options with respect to 2,722,975 shares, in each case as of March 17, 2000.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $138,333

      Form or Registration No.:  Schedule TO

      Filing Party:  Bausch & Lomb Incorporated

      Date Filed:  April 3, 2000

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]      third-party tender offer subject to Rule 14d-1.

   [ ]      issuer tender offer subject to Rule 13e-4.

   [ ]      going-private transaction subject to Rule 13e-3.

   [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

            This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as previously amended and supplemented, originally filed with the Securities and Exchange Commission (the "Commission") on April 3, 2000 (as previously amended and supplemented, the "Schedule TO") by Bausch & Lomb Incorporated, a New York corporation ("Bausch & Lomb"), and Dylan Acquisition Inc., a New York corporation and a wholly-owned subsidiary of Bausch & Lomb (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including associated preferred share purchase rights (together, the "Shares"), of Wesley Jessen VisionCare, Inc., a Delaware corporation ("Wesley Jessen"), at $34.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 3, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as previously, hereby or hereafter amended or supplemented, together constitute the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 5.     Past Contracts, Transactions, Negotiations and Agreements.

            Section 10 ("Background of the Offer; Contacts with Wesley Jessen") is hereby amended by adding the following paragraph at the end of the section therein:

            On April 10, 2000, Mr. Ryan telephoned Mr. Carpenter to inform him that the Wesley Jessen board of directors had determined (a) to recommend that Wesley Jessen stockholders reject the Offer and not tender their Shares pursuant to the Offer and (b) that there is a reasonable likelihood that Bausch & Lomb's proposal could result in a Superior Proposal (as defined in the OS Merger Agreement) and, therefore, instructed management to commence discussions with Bausch & Lomb regarding its proposal. Shortly thereafter, a Wesley Jessen representative provided a form of a confidentiality agreement to Bausch & Lomb.

            On April 11, 2000, Bausch & Lomb and Wesley Jessen entered into a confidentiality agreement in the form of Exhibit (a)(10) attached hereto. Bausch & Lomb expects to begin due diligence with respect to Wesley Jessen in the near term.


ITEM 7.     Source and Amount of Funds or Other Consideration

            The second paragraph under Section 12 ("Source and Amount of Funds"), other than the first and last sentences thereof, of the Offer to Purchase is hereby restated as follows:

            Bausch & Lomb intends to obtain the necessary funds to consummate the offer from available cash and through the sale of commercial paper (maturing from 1 to 270 days from issuance) at market rates. Bausch & Lomb intends to repay any commercial paper issued with proceeds of other sales of commercial paper or from operating cashflow to the extent available.

ITEM 11.    Additional Information

            Section 14 ("Conditions of the Offer") of the Offer to Purchase is hereby amended by:

            o deleting the words "as of the date those Shares are accepted for payment pursuant to the Offer" and replacing them with "as of the Expiration Date" in subsection (a);

            o deleting the words "prior to the time of acceptance for payment or payment for any Shares" and replacing them with "prior to or as of the Expiration Date" in subsection (f);

            o adding to the beginning of the second full paragraph of Section 14 the following sentence: "Notwithstanding the foregoing, all of the foregoing offer conditions (including those in (a) - (d) above), other than insofar as relating to necessary governmental approvals, must be satisfied or waived on or before the Expiration Date"; and

            o  restating subsection (d) in its entirety as follows:

               "the OS Merger Agreement and any related agreements, including the OS Stock Option:
                  o    have not have been terminated, or
                  o have been terminated but with fees or other obligations paid or owing other than fees required to be paid in accordance with the terms of those agreements as filed with the SEC prior to April 3, 2000, or the merger contemplated by the OS Merger Agreement, or any other business combination between Wesley Jessen and Ocular Sciences, shall have occurred."

 ITEM 12.   Exhibits

            Item 12 is hereby amended and supplement with the following information:

            Exhibit (a)(10): Confidentiality Agreement between Wesley
                             Jessen VisionCare, Inc. and Bausch & Lomb
                             Incorporated, dated as of April 11, 2000.

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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 2000

                                    DYLAN ACQUISITION INC.


                                    By:  /s/  Robert B. Stiles
                                         ----------------------------------
                                         Name:  Robert B. Stiles
                                         Title: Vice President and Secretary


                                    BAUSCH & LOMB INCORPORATED


                                    By:  /s/  Robert B. Stiles
                                         ----------------------------------
                                         Name:  Robert B. Stiles
                                         Title: Senior Vice President and
                                                General Counsel

                                  EXHIBIT INDEX


*(a)(1)             Offer to Purchase, dated April 3, 2000.

*(a)(2)             Form of Letter of Transmittal.

*(a)(3)             Form of Notice of Guaranteed Delivery.

*(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7)             Form of summary advertisement, dated April 3, 2000.

*(a)(8)             Text of press release issued by Bausch & Lomb, dated
                    April 3, 2000

*(a)(9) Complaint filed by Bausch & Lomb filed in the Court of Chancery of the State of Delaware on April 3, 2000

(a)(10) Confidentiality Agreement between Wesley Jessen VisionCare, Inc. and Bausch & Lomb Incorporated, dated as of April 11, 2000

(d)                 None.

(g)                 None.

(h)                 Not applicable

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* Previously filed.

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